July 3, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attn: Jennifer R. Hardy

Re:	Windswept Environmental Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-150130

Ladies and Gentlemen:

The following are the responses to the comments of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 5, 2008 (the “Comment Letter”) with respect to the filing by Windswept Environmental Group, Inc. (the “Company”) of the above referenced Registration Statement on Form S-1. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter. Supplemental and factual information contained herein is based upon information and/or documentation provided by or on behalf of the Company. For your convenience, two copies of this letter, as well as two clean and marked copies of the Amendment No. 1, have been forwarded to Jessica Kane’s attention by overnight mail.

1. The Company does not believe that the registration of 6,800,000 shares constitutes a primary offering. Please note that we compute the outstanding shares of common stock owned by affiliates (treating, for this purpose, Laurus as an affiliate) as follows:

3,551,119	Laurus and its affiliates
15,647,297	Michael O’Reilly
245,839	Kevin Phillips
14,533	Anthony P. Towell
19,458,788	Total

By subtracting these 19,458,788 shares from the 43,713,709 shares of common stock issued and outstanding on May 31, 2008, we derive a public float of 24,254,921 shares. The 6,800,000 shares being registered constitute 28.0% of such public float.

2. Disclosure of the total dollar value of the securities underlying the convertible note to be registered, calculated based upon the closing bid price per share on the date of sale of the convertible note, has been added to the Registration Statement under “Selling Stockholders Information- Certain Value Considerations to the Selling Stockholders- Total Value of Securities”:

Principal Amount of Note	Issue Date	Closing Price of Common Stock on Date of Issuance	Number of Underlying Shares (1)	Dollar Value of Underlying Shares (1)

$5,000,000.00	6/30/2005	$0.09	55,555,556	$5,000,000.00
350,000.00	7/13/2005	$0.09	3,888,889	350,000.00
650,000.00	9/9/2005	$0.45	7,222,222	3,250,000.00
1,350,000.00	10/6/2005	$0.18	15,000,000	2,700,000.00

$7,350,000.00			81,666,667	$11,300,000.00

(1)	Pursuant to the Omnibus Amendment entered into with Laurus in September 2006, $4,000,000 principal amount of the Note is no longer convertible.

With respect to the 6,800,000 shares registered for resale, the value of such shares as of the date of the sale of the Note would be $612,000 (using $.09 per share), $3,060,000 (using $.45 per share) or $1,224,000 (using $.18 per share).

3. The following disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock or common stock equivalents) that have been or may be made to any selling stockholder, any affiliate of any selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the sale of the convertible note (including any interest payments, liquidated damages payments, payments made to “finders” or “placement agents” and any other payments or potential payments) has been added to the Registration Statement under “Selling Stockholders Information- Certain Value Considerations to the Selling Stockholders- Payments to the Selling Stockholders”:
Selling Stockholder	Principal Amount of Note	Original Issue Dates	All Interest Payments	Transaction Fees	Management and Due Diligence Fees	Other	Total

Laurus Master Fund, Ltd.	$6,767,130	6/30-10/6/2005	$2,104,040	$1,985,002(1)	$262,900	$51,133(2)	$4,403,075
Valens U.S. SPV I, LLC	246,989	6/30-10/6/2005	48,532	-	-	-	48,532
Valens Offshore SPV I, Ltd.	335,881	6/30-10/6/2005	64,019	-	-	-	64,019
Total	$7,350,000		$2,216,591	$1,985,002	$262,900	$51,133	$4,515,626

(1) Of this amount, $9,917 is payable to Laurus Capital Management and $225,085 is payable to LV Administrative Services, Inc. for distribution to Laurus and its affiliated funds.

(2) Represents additional amount paid for making interest payments in cash. The provision giving rise to these payments is no longer applicable.

4. The following tabular disclosure regarding the total possible profit to be realized in connection with other securities held by the selling stockholders or their affiliates has been added to the Registration Statement under “Selling Stockholders Information- Certain Value Considerations to the Selling Stockholders- Total Possible Profit on Other Securities”:
Security	Number of Shares Underlying Warrant/ Option	Issuance Date	Exercise Price	Closing Price of Common Stock On Date of Issuance	Price of Underlying Shares on Issuance Date	Total Combined Exercise Price	Possible Profit on Exercise of Warrant/Option

Option	30,395,179	6/30/2005	$0.0001	$0.09	$2,735,566	$3,040	$2,732,526

Warrant	13,750,000	6/30/2005	0.1000	0.09	1,237,500	1,375,000	(137,500)

Option	11,145,000	9/29/2006	0.0001	0.15	1,671,750	1,115	1,670,635
					$5,644,816	$1,379,155	$4,265,661

5. The following tabular disclosure has been added to the Registration Statement under “Selling Stockholders Information- Certain Value Considerations to the Selling Stockholders- Net Proceeds to Us”:

Gross Proceeds Paid to the Company	All Payments that May be Made to Selling Shareholder During the Life of the Notes	Net Proceeds to the Company

$7,350,000	$4,515,626 (1)	$2,834,374

(1)  Consists of $2,216,591 interest payments made and required to be made over the life of the Note, $1,985,002 of transaction fees, $262,900 of management and due diligence fees and $51,133 of other (see note (2) to response no. (3).

6. Please be advised that, prior to Note issuance, there were no securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessor of those persons).

7. The following tabular disclosure with respect to shares of common stock of the Company has been added to the Registration Statement under “Selling Stockholders Information- Certain Value Considerations to the Selling Stockholders- Shares Registered for Resale by Selling Stockholders”:

Number of Shares Outstanding at June 29, 2005 Held by Non-Affiliates	Number of Shares Previously Registered by Selling Stockholders	Number of Shares Registered for Resale by Selling Stockholders or Affiliates that Continue to be Held	Number of Shares Sold in Registered Resale Transactions by the Selling Stockholders or Affiliates	Number of Shares Currently Proposed to be Registered for Resale by the Selling Stockholders

16,153,546	5,395,061	0	5,395,061	6,800,000

8. Please be advised that it is the Company’s view that a materially complete description of the relationships and arrangements between the Company and the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction are already presented in the Registration Statement and all agreements between such parties are already included as exhibits to the Registration Statement.

9. The Company determined the number of shares it seeks to register by reference to the number of shares it is required to register pursuant to its agreement with Laurus, taking into account the maximum number of shares that it would be able to register at one time based upon its public float.

10. Please be advised that the nominal exercise price for the 2006 Laurus option has been disclosed in the fifth paragraph under “Company Background.”

11. Please be advised that information with respect to the transfer of Company securities by Laurus to its affiliates has been disclosed in the sixth paragraph under “Company Background.” Tables have been inserted in such paragraphs for ease of presentation. The tables set forth the current Laurus or affiliate owner of each security originally issued to Laurus and thereafter transferred in whole or in part.

12. Please be advised that the current security ownership of Laurus is set forth as the last sentence (below the tables) of the sixth paragraph under “Company Background.”

13. Please be advised that the requested information with respect to the Spotless note is now disclosed in the eighth paragraph under “Company Background.”

14. Please be advised that the requested additional information regarding the two September 2007 acquisitions has been added to the last two paragraphs under “Company Background.”

15. Please be advised that a discussion of the transfer of securities from Laurus to its affiliates is made in the sixth paragraph under “Company Background.”

16. Please be advised that the number of shares being registered for each of the selling stockholders is now disclosed in footnote 1, under “The Offering.”

17. Please be advised that information regarding the number of shares beneficially owned by Laurus has been added to footnote 9 to the table appearing under “Security Ownership of Certain Beneficial Owners and Management.”

18. Please be advised that a sentence has been added to the second paragraph of the legal opinion to indicate that the opinion is based on the state law of Delaware.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned at (516) 937-5900.

Very truly yours,

/s/ Gary T. Moomjian
Gary T. Moomjian
cc: Michael O’Reilly Arthur Wasserspring